Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 7 DATED JULY 20, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this Supplement No. 7 have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

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to disclose the Company's net asset value for the month ended June 30, 2018;

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to disclose the adjusted per share public offering price for each class of our shares, effective as of July 27, 2018, the date which is five business days after this supplement is filed with the Securities and Exchange Commission; and

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to otherwise update the Prospectus.

Determination of Net Asset Value for the month ended June 30, 2018

On July 20, 2018, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each class with outstanding shares in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of June 30, 2018:

Month Ended June 30, 2018	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$83,076,581	$61,052	$43,307	$171,018	$833,767	$84,185,725
Number of Outstanding Shares	3,266,260	2,406	1,704	6,730	32,821	3,309,921
Net Asset Value, Per Share	$25.43	$25.37	$25.42	$25.41	$25.40

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On July 20, 2018, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of July 27, 2018 and will be used for the Company’s next monthly closing for subscriptions on July 31, 2018. As of the date of this Supplement No. 7, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of June 30, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$27.73	$26.69	$25.41	$25.40
Selling Commissions, Per Share	$1.67	$0.81
Dealer Manager Fees, Per Share	$0.69	$0.46

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Other Updates to the Prospectus

The following disclosure updates the “Our Portfolio—Polyform” and “Conflicts of Interest and Certain Relationships and Related Party Transactions—the Acquisitions of Our Initial Businesses” sections of the Prospectus as it relates to information about the Chief Executive Officer of Polyform.

On July 2, 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of three members of the board of directors of Polyform.